

April 30, 2015

Thomas F. Karam
Chairman and Chief Executive Officer
PennTex Midstream Partners, LP
11931 Wickchester Ln., Suite 300
Houston, TX 77043

      Re: PennTex Midstream Partners, LP
             Amendment No. 4 to Registration Statement on Form S-1
             Filed April 16, 2015
             File No. 333-199020

Dear Mr. Karam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. .

Our Cash Distribution Policy and Restrictions on Distribution

Our Minimum Quarterly Distribution

Estimated Cash Available for Distribution through June 30, 2016, page 59

1. It appears that available cash to fund expansion capital expenditures represents amounts to be borrowed under the senior notes or revolving credit agreement. Please revise the description of this available cash in the table on page 61 to clearly describe the source of the funding.

Assumptions and Considerations

Financing, page 67

2. We note from your disclosure on page 59 that you expect cash generated from operations for the quarters ending June 30, 2015, September 30, 2015 and December 31, 2015 to be less than the amount needed to pay the full minimum quarterly distribution on all of your common units and subordinated units. To cover the shortfall, you may use borrowings under your revolving credit facility to fund a portion of the distributions to your unitholders. Your disclosure in footnote 4 on page 62 and on page 67 under the "Financing" heading also assumes the issuance of senior notes to fund capital expenditures associated with the completion of your initial assets. Please revise footnote 4 on page 62 and the disclosure under the "Financing" heading on page 67 to disclose the interest rates under the senior notes and revolving credit facility and the basis for the assumed interest rates. In addition, tell us your consideration of disclosing the impact on projected interest expense if you fund expansion capital expenditures by borrowings under the revolving credit agreement.

3. We note that you intend to borrow funds under your revolving credit agreement to fund distributions. Please tell us what consideration you gave to including interest on such borrowings in the table of estimated cash available for distribution.

Notes to the Consolidated Financial Statements

5. Long Term Debt, page F-23

4. We note your disclosure that the Company entered in an amendment to the revolving credit facility and that certain changes are effective only upon the closing of an initial public offering of PennTex Midstream Partners, LP that meets certain conditions, including gross proceeds of $150 million and repayment of all outstanding borrowings under the revolving credit facility. Among the later-effective changes are an increase in the commitment amount of the revolving credit facility from $60 million to $145 million and a change in the maturity date to the third anniversary of the IPO effective date. Please explain to us why the amount of the revolving credit facility commitment differs from the amounts disclosed in note (e) to the pro forma balance sheet on page F-5 and on page 68 under the "Financing" heading.

Thomas F. Karam
PennTex Midstream Partners, LP
April 30, 2015
Page 3

       Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
          Latham & Watkins LLP